UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 28 July 2011

solid first-half results and 2011 outlook confirmed in line with the strategic plan “adapt to conquer”

•

7.0% increase in customer numbers on a comparable basis, led by a 23% rise in mobile services in Africa and the Middle East, with total Group customers of 217.3 million at 30 June 2011

•

consolidated revenues rose 0.3% to 22.569 billion euros, excluding the impact of regulatory measures

-

this growth, excluding regulatory measures, was achieved despite the crises affecting operations in Egypt and Côte d’Ivoire and the unfavourable impact of the VAT increase in France from 1 January 2011, which was only partially passed through to consumers

-

mobile services performed well in France (+6.2%) and Spain (+7.3%), and emerging markets grew rapidly, rising 7.8%1

-

in France, the Group stabilised its mobile market share at 41% and had an estimated market share of ADSL net new additions of 22% in the second quarter

•

Restated EBITDA2 was 7.613 billion euros with margin erosion limited to -1.5 percentage points, of which -0.6 points was due to the crises in Egypt and Côte d’Ivoire and the unfavourable impact of the VAT increase in France which was only partially passed through to consumers

•

CAPEX was equal to 10.9% of revenues, representing 2.469 billion euros in investments, an increase on the first half of 2010

•

Restated operating cash flow2 (EBITDA – CAPEX) for the first half of 2011 was 5.144 billion euros

•

Net income Group share was 1.945 billion euros in the first half of 2011 compared with 3.725 billion euros in the first half of 2010. The difference is largely due to the impact on income from discontinued operations in the first half of 2010 due to the creation of the Everything Everywhere joint venture on 1 April 2010 (+1.130 billion euros)

•

Net debt was 30.285 billion euros at 30 June 2011, a reduction of 1.555 billion euros from 31 December 2010. The restated ratio2 of net debt/EBITDA was lower at 1.91 at 30 June 2011 versus 1.95 at 31 December 2010

The Group confirms its operating cash flow target of 9 billion euros for 2011 and renews its commitment to paying a dividend of 1.40 euros per share for the years 2011 and 2012. The interim dividend for 2011 is set at 0.60 euros and will be paid on 8 September 2011.

In addition, the Group announces that following the review of its European asset portfolio it has begun the process for a potential disposal of its consumer business in Switzerland. The Board of Directors will take a decision on the divestment in light of the quality of offers received.

1   Excluding Egypt and Côte d’Ivoire.

2   Restatements are described on page 3.

Commenting on the first-half 2011 results, France Telecom-Orange Chairman and CEO Stéphane Richard said: “These solid first-half results reinforce our strategic plan announced last May. They demonstrate our ability to adapt to difficult market conditions and give us confidence in the future. In addition to our continued growth in Spain, we succeeded in maintaining a good performance in France, a market where we are preparing for the arrival of a fourth mobile operator while continuing our investment in very high-speed broadband. In Africa, we had to address particularly challenging political conditions in the first half, principally in Côte d’Ivoire and Egypt, however these conditions are expected to ease during the second half of the year. As previously announced, we have reviewed our European operations and are launching today the sale process of our consumer business in Switzerland.”

key figures

•

half-year data

	30 June 2011	30 June 2010 comparable basis	30 June 2010 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group
In millions of euros		(unaudited)
Revenues	22,569	22,873	22,144	(1.3)%	0.3%	1.9%	(0.1)%	3.4%
Of which:
France	11,305	11,577	11,590	(2.3)%	(0.6)%	(2.5)%	-	(0.1)%
Spain	1,943	1,867	1,867	4.1%	6.6%	4.1%	-	-
Poland	1,902	1,989	1,963	(4.3)%	(3.3)%	(3.1)%	1.3%	-
Rest of World	4,281	4,333	3,663	(1.2)%	1.2%	16.9%	(1.7)%	20.0%
Enterprises	3,548	3,604	3,576	(1.6)%	(1.6)%	(0.8)%	0.4%	0.4%
International Carriers and Shared Services	774	797	780	(2.8)%	(2.8)%	(0.8)%	(0.1)%	2.2%
Eliminations	(1,184)	(1,294)	(1,295)	-	-	-	-	-
Restated consolidated EBITDA*	7,613	8,056	7,782	(5.5)%	(4.2)%	(2.2)%	(0.4)%	4.0%
In % of revenues	33.7%	35.2%	35.1%	(1.5)pt	(1.6)pt	(1.4)pt	-	-
Of which:
France	4,355	4,690	4,688	(7.2)%	(5.9)%	(7.1)%	-	-
Spain	381	365	365	4.3%	5.6%	4.3%	-	-
Poland	698	732	723	(4.6)%	(4.8)%	(3.4)%	1.3%	-
Rest of World	1,471	1,629	1,360	(9.7)%	(6.9)%	8.2%	(1.9)%	21.7%
Enterprises	649	637	687	1.9%	1.9%	(5.6)%	(2.4)%	(4.9)%
International Carriers and Shared Services	60	2	(42)	-	-	-	-	-
Eliminations	-	1	1	-	-	-	-	-
Operating Income	4,174		4,714
Net income attributable to equity owners of France Telecom SA	1,945		3,725
CAPEX (excluding GSM and UMTS licences)	2,469	2,233	2,114	10.6%		16.8%	(0.6)%	6.3%
In % of revenues	10.9%	9.8%	9.5%	1.2pt		1.4pt	-	-
Restated operating cash flow*	5,144	5,823	5,668	(11.7)%		(9.2)%
		30 June 2011	31 Dec 2010
Net financial debt		30.285	31.840
Net financial debt / restated EBITDA**		1.91	1.95

* The EBITDA restatements relate to the following exceptional events:

In the first half of 2010, an additional provision of 37 million euros for the Part Time for Seniors and Intermediate Part Time plans in France following the agreement on the employment of seniors, signed in November 2009, and its amendment, signed in December 2010;

A total positive amount of 68 million euros in the first half of 2011 for:

-

income from asset disposals of 197 million euros related to the sale by TP S.A. of its subsidiary TP Emitel;

-

an additional provision of 115 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position on the broadband market in Poland;

-

an additional provision of 13 million euros for the Part Time for Seniors and Intermediate Part Time plans in France.

** The restated ratio of net financial debt to EBITDA is calculated based on:

-

net financial debt, including 50% of the net financial debt of the Everything Everywhere joint venture in the United Kingdom;

-

restated EBITDA for the preceding 12 months, including i) EBITDA of Orange in the United Kingdom until 1 April 2010, the date of its disposal, excluding income from the disposal of Orange assets in the United Kingdom; ii) 50% of the EBITDA of the Everything Everywhere joint venture in the United Kingdom since 1 April 2010, the date it was established; and iii) EBITDA of ECMS in Egypt in the first half of 2010.

•

quarterly data

In millions of euros	2nd quarter 2011	2nd quarter 2010 comparable basis	2nd quarter 2010 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group

Revenues	11,341	11,491	11,185	(1.3)%	0.3%	1.4%	(0.6)%	3.4%
Of which:
France	5,682	5,809	5,816	(2.2)%	(0.5)%	(2.3)%	-	(0.1)%
Spain	984	945	945	4.2%	6.7%	4.2%	-	-
Poland	957	1,007	993	(5.0)%	(3.8)%	(3.7)%	1.4%	-
Rest of World	2,145	2,180	1,885	(1.6)%	0.8%	13.7%	(3.8)%	19.4%
Enterprises	1,765	1,802	1,806	(2.1)%	(2.1)%	(2.3)%	(0.7)%	0.5%
International Carriers and Shared Services	396	402	394	(1.5)%	(1.5)%	0.4%	(0.3)%	2.2%
Eliminations	(587)	(653)	(655)	-	-	-	-	-
Restated consolidated EBITDA*	3,879	4,120	3,998	(5.9)%	(4.5)%	(3.0)%	(0.8)%	3.9%
In % of revenues	34.2%	35.9%	35.7%	(1.7)pt	(1.7)pt	(1.5)pt
CAPEX (excluding GSM and UMTS licences)	1,387	1,295	1,240	7.1%		11.9%	(1.2)%	5.6%
In % of revenues	12.2%	11.3%	11.1%	1.0pt		1.1pt
Restated operating cash flow*	2,492	2,826	2,758	(11.8)%		(9.7)%

* The EBITDA restatements relate to the following exceptional events:

In the second quarter of 2010, an additional provision of 20 million euros for the Part Time for Seniors and Intermediate Part Time plans in France following the agreement on the employment of seniors, signed in November 2009, and its amendment, signed in December 2010;

A total negative amount of 87 million euros in the second quarter of 2011 for:

-

income from asset disposals of 197 million euros related to the sale by TP S.A. of its subsidiary TP Emitel;

-

an additional provision of 115 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position on the broadband market in Poland;

-

an additional provision of 5 million euros for the Part Time for Seniors and Intermediate Part Time plans in France.

*

*     *

The Board of Directors of France Telecom SA met on 27 July 2011 and examined the Group's financial statements.

The Group’s statutory auditors have carried out a limited review of these half-year financial statements. Their reports are in the process of being issued.

More detailed information is available on France Telecom's websites:

www.orange.com

www.francetelecom.com

comments on key Group figures

revenues

The Group reported 0.3% growth in revenues in the first half 2011 on a comparable basis, excluding the impact of regulatory measures (-379 million euros). The first quarter trend continued into the second quarter, with an increase of 0.3% excluding the impact of regulatory measures (-185 million euros), in particular with strong growth in Spain (+6.7%, following growth of 6.5% in the first quarter) and resilience in France (decline limited to 0.5% after falling 0.6% in the first quarter), despite the fact that the VAT increase on mobile services was not passed through to customers. The rapid pace of growth in Africa and the Middle East continued (excluding Egypt and Côte d’Ivoire), up 7.9% in the second quarter after an increase of 7.7% in the first quarter.

Excluding the impact of regulatory measures, developments during the first half by region were:

-

in France, mobile revenues rose 6.2%, even though the VAT increase was only partially passed through to customers, led by the success of the strategy of segmented offers with Origami and growth in smartphones. At the same time, the fixed broadband customer base rose 4.2% year on year as of 30 June 2011, with a market share of ADSL new net additions of about 22%, in line with that of the first quarter;

-

in Spain, strong growth continued in mobile, up 7.3% in the first half of 2011, while fixed services rose 3.2% on ADSL growth;

-

in Poland, mobile revenues rose 3.9%, driven by the increase in the customer base. The ADSL customer base also rose, up 2.3% year on year at 30 June 2011;

-

in the Rest of World segment, excluding Egypt and Côte d’Ivoire, growth was buoyant in Africa and the Middle East, rising 7.8%, led in particular by Cameroon, Mali and new operations3. Europe reported a  0.8% increase, with growth in the majority of countries (particularly Belgium) partly offset by the downturn in Romania;

-

the Enterprise sector confirmed the improvement in revenues, with the decline limited to 1.6%, after a 3.6% decline in the second half of 2010, led by services and international business development.

On an historical basis, revenues rose 1.9% in the first half of 2011, which included:

-

the favourable impact of changes in the consolidation perimeter of +3.4 percentage points, chiefly related to the full consolidation of the Egyptian operator Mobinil from July 2010 and the acquisition of the KPN Belgium Business by Mobistar, consolidated from June 2010;

-

the negative impact of foreign exchange of -0.1 percentage points; the impact of the drop in the Egyptian pound was largely offset by the strengthening of the Swiss franc and the US dollar.

customer base growth

The Group had 217.3 million customers at 30 June 2011 (excluding MVNOs), a 7.0% increase year on year on a comparable basis4, with close to 14 million net additions in one year generated by mobile services, primarily in Africa and the Middle East.

In mobile services, the Group had a total of 158.4 million customers at 30 June 2011 (excluding MVNOs), with year-on-year growth of 10.1% on a comparable basis4 and 14.1 million net additions. This growth was largely in Africa and the Middle East, which together accounted for 67 million customers at 30 June 2011, a 23.5% increase on a comparable basis4 with 11.9 million net additions.

The Group had a total of 14.0 million fixed broadband services customers at 30 June 2011, representing a 5.0% year on year increase with 664,000 net additions, including 382,000 in France, 148,000 in the other European countries (Spain, Poland and Belgium) and 134,000 in Africa and the Middle East (Egypt, Jordan, Senegal and Tunisia).

Digital TV (IPTV and satellite) grew strongly to 4.6 million subscribers in Europe at 30 June 2011, a 27.3% increase with 977,000 net additions, mostly in France and Poland.

3   New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

4   Which is to say, excluding the customers of Meditel (Morocco), integrated in the mobile customer base in the first quarter 2011.

EBITDA

Restated EBITDA was 7.613 billion euros in the first half of 2011, versus 8.056 billion euros in the first half of 2010 on a comparable basis.

The ratio of restated EBITDA to revenues was 33.7%. Of the 1.5 percentage-point decrease compared with the first half of 2010, 0.3 percentage points is attributable to the negative impact of the partial pass-through to customers of the VAT increase which came into effect in France on 1 January 2011 (estimated impact of -100 million euros in the first half of 2011), while 0.2 percentage points is due to the negative impact of the situation in Egypt and Côte d’Ivoire.

The EBITDA margin was also impacted by higher commercial expenses, most notably in Spain and France, where this increase was primarily concentrated in the first quarter following the partial pass-through to customers of the VAT increase. Overall, the ratio of commercial expenses was 14.6%, a 1.6 percentage-point increase versus the first half of 2010.

The trends for other ratios of operating expenses to revenues, on a comparable basis, were as follows:

-

the ratio of service fees and inter-operator costs was 13.2%, a 0.5 percentage-point improvement. The decrease in call termination rates and roaming tariffs (a favourable impact of 266 million euros) was partially offset by the growth in traffic with other operators;

-

the ratio of labour expenses (restated) was 19.9%, compared with 19.3% in the first half of 2010. The average number of full time equivalent employees was stable at 165,330 in the first half of 2011, compared with 165,196 in the first half of 2010;

-

the ratio of all other expenses was 18.5% in the first half of 2011, versus 18.8% in the first half of 2010. The 0.3 percentage-point improvement is tied principally to the write-back of provisions related to strategic decisions taken on content and concerning the TV subsidiaries Orange sport and Orange cinema series (131 million euros).

operating income

Group operating income was 4.174 billion euros in the first half of 2011, down 11.5% on an historical basis (-540 million euros), which includes:

-

the impact of changes in the perimeter of consolidation (+138 million euros);

-

the impact of foreign exchange fluctuations (-23 million euros).

On an historical basis, the decline versus the first half of 2010 was -655 million euros, due to:

-

a reduction in EBITDA (-338 million euros);

-

an increase in depreciation and amortization (-231 million euros);

-

an increase of 46 million euros in the impairment on fixed assets, principally a depreciation of 45 million euros related to Kenya;

-

the decrease in the share of income from non-controlling interests (-40 million euros), principally related to the impairment of Sonaecom shares (-31 million euros).

net income

Net income from continuing operations was 2.095 billion euros in the first half of 2011, versus 2.835 billion euros in the first half of 2010, a decline of 740 million euros due to:

-

a reduction in operating income of 540 million euros,

-

an increase in corporate income tax of 227 million euros,

offset in part by the 27-million euro improvement in net financial income between the two periods.

The net income from discontinued operations of 1.130 billion euros in the first half of 2010 corresponds to Orange operations in the United Kingdom until 1 April 2010, when the Everything Everywhere joint venture between Orange and T-Mobile in the United Kingdom was formed.

Overall, consolidated net income for the France Telecom group was 2.095 billion euros in the first half of 2011, versus 3.965 billion euros in the first half of 2010, a decline of 1.870 billion euros.

Net income Group share was 1.945 billion euros in the first half of 2011, versus 3.725 billion euros in the first half of 2010, a decrease of 1.780 million euros.

Net income attributable to non-controlling interests (minority interests) was 150 million euros in the first half of 2011, versus 240 million euros in the first half of 2010, a decline of 90 million euros.

capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets rose to 2.469 billion euros in the first half of 2011, a 10.6% increase on a comparable basis. The ratio of CAPEX to revenues was 10.9%, a 1.2 percentage-point increase compared with the first half of 2010.

Investment in networks, which represents more than half of total CAPEX, rose 7%, in particular due to:

-

growth of optical fibre (FTTH) in France;

-

underwater cable programmes in Africa (ACE) and in the Indian Ocean (LION2);

-

continued deployment of mobile networks, most notably HSPA+ (Evolved High Speed Packet Access) in Poland and the extension of the network in Mali, Niger and Kenya.

Investment in customer equipment for fixed broadband services rose strongly, mainly in France, led by the success of the Open offers and upgrade programmes for Livebox and TV decoders.

Investments in information systems, which represent more than 20% of total CAPEX, also increased significantly due to transformation projects in France, Poland, Belgium and in the Enterprise segment.

In addition, the growth of the retail networks in France and Spain continued, supporting deployment of the Group’s distribution policy.

operating cash flow

Operating cash flow, which is EBITDA less CAPEX, was 5.144 billion euros in the first half of 2011, based on restated EBITDA. This indicator is in line with the annual target for 2011 of 9 billion euros in operating cash flow.

organic cash flow

Organic cash flow was 3.512 billion euros in the first half of 2011 compared with 2.740 billion euros in the first half of 2010. Excluding exceptional items5, restated organic cash flow was 3.648 billion euros in the first half of 2011 versus 3.989 billion euros in the first half of 2010.

changes to portfolio of operations

Following the review of its portfolio of European operations, the Group announces that it has begun the process for a potential disposal of its consumer business in Switzerland. The Board of Directors will take a decision on the divestment in light of the quality of offers received. A review of operations in Africa and the Middle East as well as those for the Enterprise sector is underway and should be completed by year-end.

net financial debt

France Telecom had net financial debt of 30.285 billion euros at 30 June 2011, versus 31.840 billion euros at 31 December 2010. The main changes to net financial debt in the first half of 2011 are presented in appendix 5. The restated ratio of net debt to EBITDA6 was 1.91 at 30 June 2011, a 0.04 percentage-point decline in relation to 31 December 2010.

5   The exceptional items are described in appendix 4.

6   Restatements of the ratio of net debt to EBITDA are described on page 3.

2011 dividend

On 27 July 2010, the Board of Directors decided to distribute an interim ordinary dividend for the current year, based on results from the first half of 2011. This interim dividend of 0.60 euros per share will be paid on 8 September 2011. The ex-dividend date for the interim dividend is set for the morning of 5 September 2011.

In addition, France Telecom confirms its commitment of paying a dividend of 1.40 euros per share for the years 2011 and 2012, subject to the approval of its shareholders during the annual general meetings convened to decide on such payments.

bonus shares

Pursuant to the Group’s commitment to share the value created by the Conquests 2015 plan with its employees, the bonus share award plan for personnel in France and abroad was permanently adopted by the Board of Directors on 27 July 2011 and will be implemented in the near future at a cost of approximately 275 million euros. A condition of this plan is a performance target of achieving cumulative operating cash flow of 27 billion euros, excluding exceptional items, over the period 2011-2013.

outlook for 2011

The Group is continuing to roll out its Conquests 2015 plan during 2011 and, in that context, confirms the objective of operating cash flow generation of 9 billion euros in 2011 (excluding exceptional items).

review by business segment

France

In millions of euros	period ended 30 June
	2011	2010	2010	11/10	11/10
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	11,305	11,577	11,590	(2.3)%	(2.5)%
EBITDA	4,323	4,662	4,660	(7.3)%	(7.2)%
EBITDA / Revenues	38.2%	40.3%	40.2%
Operating income	3,164	3,584	3,587	(11.7)%	(11.8)%
Operating income / Revenues	28.0%	31.0%	30.9%
CAPEX (excluding GSM and UMTS licences)	1,237	1,110	1,106	11.5%	11.8%
CAPEX / Revenues	10.9%	9.6%	9.5%
EBITDA - CAPEX	3,086	3,552	3,554	(13.1)%	(13.2)%

Revenues in France were 11.305 billion euros in the first half of 2011, down 2.3% on a comparable basis. Excluding the impact of regulatory measures (-209 million euros), the erosion was limited to -0.6%.

Personal Communication Services revenues rose 2.5% on a comparable basis to 5.445 billion euros. Excluding the impact of regulatory measures (-186 million euros), growth was strong at 6.2%, despite the fact that the VAT increase from 1 January 2011 was only partially passed through to customers (estimated impact of -62 million euros in the first half).

This growth primarily reflects the success of the segmented offers strategy with Origami and the growth in smartphones. The number of contract customers increased 4.0% year on year and represented 71.4% of the total customer base at 30 June 2011.

Data services grew 18.9% (excluding the impact of regulatory measures), both from SMS revenues and non-messaging services. Data services represented 35.4% of network revenues in the first half of 2011, a gain of 4.8 percentage points compared with the first half of 2010.

The number of hosted MVNO customers continued to grow rapidly rising 28% year on year to 3.309 million customers at 30 June 2011.

Home Communication Services revenues decreased 5.0% on a comparable basis to 6.455 billion euros. Excluding the impact of regulatory measures (-66 million euros), revenues fell 4.1%, reflecting the 13.3% decline in traditional telephone services revenues (subscriber lines and communications).

Revenues from Internet services rose 1.2%, due to the fact that the VAT increase in the month of January was not passed through to customers and the impact of price cuts. Commercial performance continued to be strong, with net additions of 164,000 broadband customers in the first half (22% estimated market share of ADSL net new additions), attributable in particular to the Open offers (695,000 customers at 30 June 2011) and to the new segmented triple-play offers. The broadband customer base rose 4.2% year on year to 9.371 million subscribers at 30 June 2011. Digital TV continued to grow rapidly rising 28% year on year to 3.896 million customers at 30 June 2011.

Revenues from Carrier Services fell 0.8% on a comparable basis. Excluding the impact of regulatory measures (-49 million euros), revenues rose 1.3% due to the increasing number of telephone lines sold to other carriers (+13.7% year on year).

second quarter of 2011

Revenues in France were 5.682 billion euros, down 2.2% on a comparable basis. Excluding the impact of regulatory measures (-99 million euros), the decline was limited to 0.5% after falling 0.6% in the first quarter. Personal Communication Services revenues rose 2.9% on a comparable basis to 2.769 billion euros; excluding the impact of regulatory measures, revenues rose 6.4%, up 0.5 percentage points on the first quarter. Home Communication Services revenues declined 5.1% on a comparable basis and 4.2% excluding the impact of regulatory measures to 3.219 billion euros, after falling 3.9% in the first quarter.

EBITDA in France was 4.323 billion euros in the first half of 2011, a 7.3% decrease on a comparable basis due to the decline in revenues and the increase in commercial expenses, most notably in mobile services (smartphone purchases and strengthened customer retention policy). The EBITDA margin was 38.2%, down 2.0 points compared with the first half of 2010, of which -0.4 points is related to the partial pass-through of the VAT increase to consumers and regulatory measures.

Operating income from France fell 11.7% on a comparable basis to 3.164 billion euros, reflecting the decrease in EBITDA and increased charges to amortization and depreciation.

Capital expenditure on tangible and intangible assets (CAPEX) in France rose 11.5% to 1.237 billion euros on a comparable basis due to the development of optical fibre and to home equipment installations (Livebox and TV decoders).

Spain

In millions of euros	period ended 30 June
	2011	2010	2010	11/10	11/10
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	1,943	1,867	1,867	4.1%	4.1%
EBITDA	381	365	365	4.3%	4.3%
EBITDA / Revenues	19.6%	19.6%	19.6%
Operating income	(112)	(115)	(115)	2.4%	2.4%
Operating income / Revenues	(5.8)%	(6.1)%	(6.1)%
CAPEX (excluding GSM and UMTS licences)	170	164	164	3.9%	3.9%
CAPEX / Revenues	8.7%	8.8%	8.8%
EBITDA - CAPEX	211	201	201	4.6%	4.6%

Revenues in Spain rose 4.1% to 1.943 billion euros. Excluding the impact of regulatory measures (-44 million euros), revenues increased 6.6% compared with the first half of 2010.

Personal Communication Services revenues continued their strong rise, up 7.3% to 1.602 billion euros, excluding the impact of regulatory measures (-44 million euros). This reflects strong customer base growth of 8.2% with 12.221 million customers at 30 June 2011 (excluding MVNOs), with increases both in contract customers, up 7.3% to 7.323 million at 30 June 2011, and prepaid customers, up 9.5% to 4.898 million at 30 June 2011.

Revenue growth in data services accelerated rising 24.8% in the first half of 2011 due to the rapid development of non-SMS uses. In particular, the Internet Everywhere service had 747,000 customers at 30 June 2011 (+57% year on year). The hosted MVNO customer base also grew strongly, rising 33% year on year to 1.336 million customers at 30 June 2011.

Home Communication Services revenues rose 3.2% to 342 million euros, reflecting the growth in broadband services, with the number of ADSL accesses climbing 9.6% year on year (1.187 million customers at 30 June 2011) and with ARPU7 up 1.3%.

second quarter of 2011

Revenues in Spain rose 4.2% to 984 million euros. Excluding the impact of regulatory measures (-22 million euros), revenues increased 6.7%, exceeding those of the first quarter by 0.2 percentage points. This reflects strong growth in mobile, where revenues rose 7.7% in the second quarter after rising 7.0% in the first quarter.

EBITDA in Spain was 381 million euros in the first half of 2011, an increase of 4.3%. The EBITDA margin was stable at 19.6% compared with the first half of 2010. Revenue growth was partly offset by the significant increase in commercial expenses to support the growth in mobile services market share.

Spain had a first half 2011 operating loss of 112 million euros, a 2.4% improvement compared with the first half of 2010. The rise in EBITDA was partially offset by the increase in amortization and depreciation.

Capital expenditure on tangible and intangible assets (CAPEX) in Spain rose 3.9% to 170 million euros. CAPEX in the first half of 2011 primarily relates to the development of 3G mobile network capacity to support the growth in usage (principally data services) and the continuation of the mobile access network upgrade programme.

7   See glossary.

Poland

In millions of euros	period ended 30 June
	2011	2010	2010	11/10	11/10
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	1,902	1,989	1,963	(4.3)%	(3.1)%
EBITDA	779	732	723	6.5%	7.9%
EBITDA / Revenues	41.0%	36.8%	36.8%
Operating income	278	249	246	11.4%	12.9%
Operating income / Revenues	14.6%	12.5%	12.5%
CAPEX (excluding GSM and UMTS licences)	228	181	179	25.9%	27.5%
CAPEX / Revenues	12.0%	9.1%	9.1%
EBITDA - CAPEX	551	551	544	0.2%	1.4%

Revenues in Poland fell 4.3% on a comparable basis in the first half of 2011 to 1.902 billion euros. Excluding the impact of regulatory measures (-22 million euros), half-year revenues were down 3.3%.

Personal Communication Services revenues rose 1.5% on a comparable basis to 967 million euros; excluding the impact of regulatory measures (-22 million euros), revenues were up 3.9%. This increase reflects the 3.6% year-on-year growth of the customer base to 14.535 million customers at 30 June 2011 (excluding MVNOs), generated by increases in both contract customers (+2.6% to 6.967 million at 30 June 2011) and prepaid customers (+4.6% to 7.568 million at 30 June 2011).

Home Communication Services revenues declined 8.1% on a comparable basis to 1.070 billion euros due to the downward trend in traditional telephony. Meanwhile, the number of broadband services customers rose 2.2% year on year to 2.311 million at 30 June 2011. The number of digital TV customers (ADSL and satellite) rose steeply to 592,000 customers at 30 June 2011, a year-on-year increase of 31%.

second quarter of 2011

Revenues in Poland fell 5.0% on a comparable basis to 957 million euros. Excluding the impact of regulatory measures (-12 million euros), revenues declined 3.8%. The 3.3% growth in mobile services in the second quarter was more than offset by the 8.3% decrease in fixed services.

EBITDA in Poland, restated for exceptional items8, was 698 million euros in the first half of 2011, down 4.6% on a comparable basis compared with the first half of 2010. The decline in revenues was partially offset by the drop in service fees and inter-operator costs due to cuts in call termination rates and to control of other operating costs. The restated EBITDA margin was generally stable at 36.7% on a comparable basis (-0.1 percentage point) compared with the first half of 2010.

Operating income in Poland in the first half of 2011 rose 11.4% to 278 million euros on a comparable basis in relation to the first half of 2010. The increase in EBITDA was partially offset by the increase in charges to amortization and depreciation.

Capital expenditure on tangible and intangible assets (CAPEX) in Poland was 228 million euros, an increase of 25.9% on a comparable basis, mainly reflecting the deployment of fixed broadband services under an agreement with the regulator signed at the end of 2009 for the 2009-2012 period.

8  Gain on the sale of the subsidiary TP Emitel (197 million euros) and additional provision (115 million euros, bringing the total amount of the provision to 128 million euros) following the fine levied by the European Community for misuse of a dominant position on the Polish broadband market.

Rest of World

In millions of euros	period ended 30 June
	2011	2010	2010	11/10	11/10
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	4,281	4,333	3,663	(1.2)%	16.9%
EBITDA	1,471	1,629	1,360	(9.7)%	8.2%
EBITDA / Revenues	34.4%	37.6%	37.1%
Operating income	619	966	849	(35.9)%	(27.1)%
Operating income / Revenues	14.5%	22.3%	23.2%
CAPEX (excluding GSM and UMTS licences)	489	500	390	(2.2)%	25.5%
CAPEX / Revenues	11.4%	11.5%	10.6%
EBITDA - CAPEX	982	1,129	970	(13.0)%	1.2%

Revenues in the Rest of World segment totalled 4.281 billion euros in the first half of 2011, an increase of 16.9% on an historical basis, mainly due to changes in the consolidation perimeter, in particular with the full consolidation of the Egyptian operator Mobinil from 13 July 2010. On a comparable basis and excluding the impact of regulatory measures (-104 million euros), revenues grew 1.2% in the first half of 2011.

-

in Africa and the Middle East, revenues rose 0.8% excluding the impact of regulatory measures, reflecting the deterioration in Côte d’Ivoire (-14.3%) and Egypt (-3.9%). Excluding Côte d’Ivoire and Egypt, growth remained strong at +7.8%, led by strong growth in new operations in Africa9 (+20%), Cameroon and Mali;

-

in Europe, revenues rose 0.8% excluding the impact of regulatory measures, led by 4.1% growth in Belgium. The other countries also reported growth, except for Romania (-5.6%) and Switzerland, where revenues remained stable;

-

revenues in the Dominican Republic rose 2.1% in the first half of 2011. The mobile customer base grew 4.9% year on year to the end of June 2011, led by the strong growth in contract customers (+19.3%).

In the Rest of World segment, the mobile services customer base was 91.5 million at 30 June 2011, a net year-on-year increase of 16.8 million customers, including 4.4 million customers attributable to Meditel in Morocco. Net additions of 3.5 million customers were reported for the first half of 2011 (excluding Meditel), particularly in Mali, Senegal, Cameroon and new operations in Africa.

second quarter of 2011

Revenues were down 1.6% on a comparable basis to 2.145 billion euros. Excluding the impact of regulatory measures (-52 million euros), revenues rose 0.8%.

-

Revenues increased 7.9% in Africa and the Middle East, excluding Egypt and Côte d’Ivoire;

-

Europe was up 0.3%; growth in Western Europe, led by Belgium and Luxembourg, was largely offset by the downturn in Romania and Slovakia.

EBITDA in the Rest of World segment was 1.471 billion euros in the first half of 2011, down 9.7% on a comparable basis, due to the downturn in Egypt, Côte d’Ivoire and Romania and the impact of regulatory measures, particularly in Belgium and Switzerland.

Operating income in the first half of 2011 for the Rest of World segment was 619 million euros, a 35.9% decline on a comparable basis, reflecting the decrease of EBITDA and the increase in charges to depreciation and amortization.

Capital expenditure on tangible and intangible assets (CAPEX) in the Rest of World segment was 489 million euros, a 2.2% decrease on a comparable basis. The increase in CAPEX in Niger and Kenya was partially offset by the postponement of deployment programmes in Egypt and Côte d’Ivoire.

9   New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda.

Enterprise

In millions of euros	period ended 30 June
	2011	2010	2010	11/10	11/10
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	3,548	3,604	3,576	(1.6)%	(0.8)%
EBITDA	648	636	686	2.0%	(5.5)%
EBITDA / Revenues	18.3%	17.6%	19.2%
Operating income	484	469	520	3.2%	(6.9)%
Operating income / Revenues	13.6%	13.0%	14.5%
CAPEX (excluding GSM and UMTS licences)	163	143	143	13.7%	14.0%
CAPEX / Revenues	4.6%	4.0%	4.0%
EBITDA - CAPEX	485	493	543	(1.4)%	(10.6)%

Revenues in the Enterprise segment were 3.548 billion euros in the first half of 2011, slightly down (-1.6%) on a comparable basis, reflecting the gradual improvement in revenues after declining 3.6% in the second half of 2010 and 6.0% in the first half of 2010.

This improvement is linked to good performance in services, where revenues climbed 7.4% compared with the first half of 2010, led by consulting activities and equipment sales. International services were buoyant, rising 15.2%.

Growing networks rose 16.9% in the first half of 2011, reflecting the rapid development of Voice over IP and satellite access.

Mature networks were generally stable compared with the first half of 2010 on a comparable basis. IPVPN services rose 1.5% due to international activities, while roaming solutions (Business Everywhere) declined, due in particular to the development of other mobility solutions. At the same time, broadcast services were up 1.2%.

Legacy networks continued their downward trend, declining 11.0% in the first half of 2011. Voice legacy continued to be impacted by the development of Voice over IP solutions, the streamlining of corporate networks, and competitive pressures. Similarly, the downturn in legacy networks solutions (such as the X25 protocol or Frame Relay) reflects the migration towards newer technologies.

second quarter of 2011

Revenues declined 2.1% on a comparable basis to 1.765 billion euros. Services rose 4.7% while business networks were up 15.3%. Traditional business networks rose 1.4% due to IPVPN, after declining 1.2% in the first quarter. At the same time, legacy networks decreased 12.2%, with legacy networks solutions posting a sharper downturn (-24.1%) while voice legacy continued its downward trend (-9.2%) at the same rate as in the first quarter.

EBITDA in the Enterprise segment was 648 billion euros in the first half of 2011, up 2.0% on a comparable basis. The EBITDA margin was 18.3%, a 0.6 percentage-point improvement compared with the first half of 2010 on a comparable basis. The decline in revenues was more than offset by improved margins in connectivity operations.

Operating income of 484 million euros in the first half of 2011 was up 3.2% on a comparable basis reflecting the change in EBITDA. The ratio of operating income to revenues (13.6%) improved by 0.6 percentage points compared with the first half of 2010.

Capital expenditure on tangible and intangible assets (CAPEX) rose 13.7% on a comparable basis to 163 million euros in the first half of 2011 due to IT investments, particularly in Extended Business Services and in the renovation of the Orange Business Services internal information system.

International Carriers and Shared Services

In millions of euros	period ended 30 June
	2011	2010	2010	11/10	11/10
		comparable basis	historical basis	comparable basis	historical basis
		(unaudited)
Revenues	774	797	780	(2.8)%	(0.8)%
EBITDA	79	(5)	(49)
EBITDA / Revenues	10.3%	(0.6)%	(6.3)%
Operating income	(259)	(324)	(373)	20.6%	30.8%
Operating income / Revenues	(33.4)%	(40.9)%	(47.9)%
CAPEX (excluding GSM and UMTS licences)	182	135	132	34.9%	37.2%
CAPEX / Revenues	23.5%	16.9%	17.0%
EBITDA - CAPEX	(103)	(140)	(181)	26.8%	43.5%

Revenues for the first half of 2011 were down 2.8% on a comparable basis to 774 million euros. Revenues from International Carrier Services fell 6.6% to 647 million euros due to lower volumes and rates for roaming and a reduction in traffic volumes from France to international mobiles. At the same time, Shared Services rose 21.7% to 127 million euros due to patent sales.

EBITDA was positive at 79 million euros in the first half of 2011, compared with negative EBITDA of 5 million euros in the first half of 2010 on a comparable basis, an improvement of 84 million euros. This was due in particular to the write-back of provisions related to the restructuring of the Orange sport and Orange cinema series programmes.

The operating loss in the first half of 2011 was 259 million euros, compared with a loss of 324 million euros in the first half of 2010 on a comparable basis. The 65-million euro improvement between the two half-year periods relates to improved EBITDA, partially offset by the impairment of the Sonaecom shares, for -31 million euros.

Capital expenditure on tangible and intangible assets (CAPEX) was 182 million euros in the first half of 2011, an increase of 47 million euros compared with the first half of 2010, largely due to the installation of the ACE (Western Africa) and LION 2 (Indian Ocean) underwater cables.

schedule of upcoming events

•

27 October 2011: third-quarter 2011 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

Tom Wright

tom.wright@orange-ftgroup.com

Olivier Emberger

olivier.emberger@orange-ftgroup.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Claire Roblet

claire.roblet@orange-ftgroup.com

Cionaith Cullen

cionaith.cullen@orange-ftgroup.com

Anne-Laure Lahon

annelaure.lahon@orange-ftgroup.com

Amélie Laroche-Truong

amelie.larochetruong@orange-ftgroup.com

Mathieu Lemaire

mathieu.lemaire@orange-ftgroup.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other factors, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the “Conquests 2015” industrial project and of other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des marchés financiers and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, in particular articles 223-1 et seq. of the General Regulations of the Autorité des marches financiers, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated statement of income

Amounts in millions of euros (except for per share data)	June 30, 2011	June 30, 2010
Revenues	22,569	22,144
External purchases	(9,640)	(9,162)
Other operating income	324	276
Other operating expenses	(1,225)	(1,080)
Labour expenses	(4,514)	(4,379)
Gain (losses) on disposals	205	2
Restructuring costs and similar items	(38)	(56)
EBITDA	7,681	7,745
Depreciation and amortization	(3,399)	(3,042)
Impairment of fixed assets	(47)	(1)
Income from associates	(61)	12
Operating Income	4,174	4,714
Cost of gross financial debt	(967)	(1,002)
Income and expense on net debt assets	59	72
Foreign exchange gains (losses)	1	(10)
Other financial income and expenses	(34)	(28)
Finance costs, net	(941)	(968)
Income tax	(1,138)	(911)
Consolidated net income after tax of continuing operations	2,095	2,835
Consolidated net income after tax of discontinued operations	-	1,130
Consolidated net income after tax	2,095	3,965
Net income attributable to owners of the parent	1,945	3,725
Non-controlling interests	150	240

Earnings per shares (in euros)
Net income of continuing operations attributable to owners of the parent
- basic	0.73	0.98
- diluted	0.73	0.98
Net income of discontinued operations attributable to owners of the parent
- basic	-	0.43
- diluted	-	0.43
Net income attributable to owners of the parent
- basic	0.73	1.41
- diluted	0.73	1.41

appendix 2: consolidated balance sheet

(in millions of euros)	June 30, 2011	December 31, 2010
ASSETS
Goodwill	28,751	29,033
Other Intangible assets	10,998	11,302
Property, plant and equipment	24,057	24,756
Interests in associates	7,587	8,176
Assets available for sale	133	119
Non-current loans and receivables	1,002	891
Non-current financial assets at fair value through profit or loss	6	96
Non-current hedging derivatives assets	172	328
Other non-current assets	20	21
Deferred tax assets	3,644	4,424
Total non-current assets	76,370	79,146
Inventories	641	708
Trade receivables	5,104	5,596
Current loans and other receivables	861	775
Current financial assets at fair value through profit or loss, excluding cash equivalents	89	758
Current hedging derivatives assets	10	72
Other current assets	2,029	2,346
Current tax assets	57	124
Prepaid expenses	556	323
Cash equivalents	3,947	3,201
Cash	1,048	1,227
Total current assets	14,342	15,130
TOTAL ASSETS	90,712	94,276
EQUITY AND LIABILITIES
Share capital	10,596	10,595
Additional paid-in capital	15,731	15,731
Retained earnings	1,842	2,775
Equity attributable to the owners of the parent	28,169	29,101
Non controlling interest	2,030	2,448
Total equity	30,199	31,549
Non-current trade payables	455	466
Non-current financial liabilities at amortized cost, excluding trade payables	29,512	31,617
Non-current financial liabilities at fair value through profit or loss	2,147	2,175
Non-current hedging derivatives liabilities	270	250
Non-current employee benefits	1,786	1,826
Non-current provisions	1,094	1,009
Other non-current liabilities	509	528
Deferred tax liabilities	1,166	1,265
Total non-current liabilities	36,939	39,136
Current trade payables	7,718	8,274
Current financial liabilities at amortized cost, excluding trade payables	5,000	4,525
Current financial liabilities at fair value through profit or loss	140	366
Current hedging derivatives liabilities	60	18
Current employee benefits	1,640	1,816
Current provisions	1,494	1,546
Other current liabilities	2,657	2,105
Current tax payables	2,438	2,353
Deferred income	2,427	2,588
Total current liabilities	23,574	23,591
TOTAL EQUITY AND LIABILITIES	90,712	94,276

appendix 3: consolidated statement of cash flows

(amounts in millions of euros)	June 30, 2011	June 30, 2010
OPERATING ACTIVITIES
Consolidated net income	2,095	3,965
Adjustments to reconcile net income to cash provided by operating activities	5,215	3,521
Change in inventories, trade receivables and trade payables	500	517
Other changes in working capital requirements	(137)	(1,109)
Other net cash out	(1,128)	(1,320)
Net cash provided by operating activities	6,545	5,574
Of which discontinued operations	-	87
INVESTING ACTIVITIES
Purchases (sales) of tangible and intangible assets	(3,033)	(2,834)
Cash paid for investment securities, net of cash acquired	(67)	(69)
Proceeds from sales of investment securities net of cash transferred	411	(54)
Decrease (increase) in securities and other financial assets	621	992
Net cash used in investing activities	(2,068)	(1,965)
Of which discontinued operations	-	(107)
FINANCING ACTIVITIES
Issuance of bonds and other long-term debt	985	2,063
Redemptions and repayments of bonds and other long-term debt	(1,220)	(989)
Increase (decrease) of bank overdrafts and short-term borrowings	(353)	59
Decrease (increase) of deposits and other debt-linked financial assets	(384)	799
Exchange rates effects on derivatives, net	(327)	531
Purchase of treasury shares	(63)	(24)
Changes in ownership interests with no gain / loss of control	-	(42)
Capital increase (decrease) - owners of the parent company	1	-
Capital increase (decrease) - non-controlling interests	-	1
Dividends paid to non-controlling interests	(391)	(290)
Dividends paid to owners of the parent company	(2,118)	(2,117)
Net cash used in financing activities	(3,870)	(9)
Of which discontinued operations	-	66
Net change in cash and cash equivalents	607	3,600
Of which discontinued operations	-	46
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(40)	90
Of which discontinued operations	-	6
Cash and cash equivalents at beginning of period	4,428	3,805
Of which cash	1,227	894
Of which cash equivalents	3,201	2,911
Of which discontinued operations	-	-
Cash and cash equivalents at end of period	4,995	7,495
Of which cash	1,048	1,081
Of which cash equivalents	3,947	6,414
Of which discontinued operations	-	52

appendix 4: organic cash flow*

(in millions of euros)	June 30, 2011	June 30, 2010
EBITDA – CAPEX (including the United Kingdom until April 1, 2010)	5,212	5,699
Interest paid and net impact of currency swaps (net of dividends and interest income received)	(832)	(1,050)
Income tax paid	(296)	(270)
Decrease (increase) in total working capital requirement	363	(592)
ECFI decision of 30 November 2009 **	-	(964)
other components of working capital requirement	363	372
Increase (decrease) in accounts payable to fixed-asset suppliers, excluding licenses (CAPEX)	(462)	(372)
Telecommunication licenses payables	(136)	(303)
Proceeds from sales of tangible and intangible assets	34	23
Other items	(371)	(395)
Organic cash flow	3,512	2,740
of which cash flow attributable to equity holders of the parent company	3,292	2,511
of which cash flow attributable to non-controlling interests	220	229
ECFI decision of 30 November 2009 **	-	(964)
Acquisition of spectra and frequencies ***	(136)	(285)
Restated organic cash flow	3,648	3,989

* Net cash flow from operations less acquisitions of tangible and intangible assets (net of changes in accounts payable thereon), plus proceeds from disposals of tangible and intangible assets.
** Settlement of the dispute over the special business tax treatment in France prior to 2003.

*** Includes i) in the first half of 2011, principally the purchase of spectrum and frequencies in Spain for 129 million euros, and ii) in the first half of 2010, the purchase of spectrum and frequencies in France for 285 million euros.

appendix 5: change in the net financial debt for the first half of 2011

(in millions of euros)
Net financial debt at 31 December 2010 (historical basis)	31,840
Restated organic cash flow *	(3,648)
Dividends paid to equity holders of the parent company **	2,118
Dividends paid to non-controlling interests	391
Acquisitions and proceeds from the sale of investment securities ( net of cash acquired / transferred) and changes in share of equity in subsidiaries without (loss) gain of control ***	(344)
Acquisition of spectra and frequencies *	136
Other items	(208)
Net financial debt at 30 June 2011	30,285

* See Appendix 4
** The balance of the dividend for 2010 was 0.80 euros per share.
*** Of which the disposal of TP Emitel for 410 million euros and the acquisition of DailyMotion for 60 million euros.

appendix 6: analysis of consolidated EBITDA

	2011	2010 comparable basis	change comparable basis
In millions of euros		(unaudited)	(en %)
1st half
Revenues	22,569	22,873	(1.3)%
External purchases	(9,639)	(9,509)	1.4%
in % of revenues	42.7%	41.6%	1.1pt
of which:
Purchases from and fees paid to carriers	(2,977)	(3,126)	(4.8)%
in % of revenues	13.2%	13.7%	(0.5)pt
Other network expenses and IT costs	(1,375)	(1,329)	3.5%
in % of revenues	6.1%	5.8%	0.3pt
Overheads, property, other external expenses and capitalized production	(1,758)	(1,771)	(0.7)%
in % of revenues	7.8%	7.7%	0.0pt
Commercial expenses and content purchases	(3,530)	(3,283)	7.5%
in % of revenues	15.6%	14.4%	1.3pt
Labour expenses*	(4,501)	(4,405)	2.2%
in % of revenues	19.9%	19.3%	0.7pt
Other operating income and expenses*	(786)	(850)	(7.5)%
Gains (losses) on disposals of assets*	9	1	-
Restructuring expenses	(38)	(55)	-
Restated EBITDA*	7,613	8,056	(5.5)%
in % of revenues	33.7%	35.2%	(1.5)pt
2nd quarter
Revenues	11,341	11,491	(1.3)%
External purchases	(4,797)	(4,754)	0.9%
in % of revenues	42.3%	41.4%	0.9pt
of which:
Purchases from and fees paid to carriers	(1,487)	(1,572)	(5.3)%
in % of revenues	13.1%	13.7%	(0.6)pt
Other network expenses and IT costs	(690)	(665)	3.7%
in % of revenues	6.1%	5.8%	0.3pt
Overheads, property, other external expenses and capitalized production	(865)	(873)	(0.8)%
in % of revenues	7.6%	7.6%	0.0pt
Commercial expenses and content purchases	(1,755)	(1,644)	6.7%
in % of revenues	15.5%	14.3%	1.2pt
Labour expenses*	(2,293)	(2,184)	5.0%
in % of revenues	20.2%	19.0%	1.2pt
Other operating income and expenses*	(345)	(406)	-
Gains (losses) on disposals of assets*	4	(2)	-
Restructuring expenses	(31)	(25)	-
Restated EBITDA*	3,879	4,120	(5.9)%
in % of revenues	34.2%	35.9%	(1.7)pt

* The restatements are described on page 3 (1st half) and page 4 (2nd quarter).

appendix 7: revenues by operating segment

	2011	2010 comparable basis	2010 historical basis	change comparable basis	change historical basis
In millions of euros		(unaudited)		(in %)	(in %)
1st half
France	11,305	11,577	11,590	(2.3)%	(2.5)%
Personal Communication Services	5,445	5,315	5,315	2.5%	2.5%
Home Communication Services	6,455	6,795	6,808	(5.0)%	(5.2)%
Consumer Services	3,963	4,258	4,268	(6.9)%	(7.1)%
Carrier Services	2,228	2,247	2,247	(0.8)%	(0.8)%
Other Home Communication Services revenues	264	290	293	(8.9)%	(10.2)%
Eliminations	(595)	(533)	(533)	11.7%	11.7%
Spain	1,943	1,867	1,867	4.1%	4.1%
Personal Communication Services	1,601	1,536	1,536	4.3%	4.3%
Home Communication Services	342	331	331	3.2%	3.2%
Poland	1,902	1,989	1,963	(4.3)%	(3.1)%
Personal Communication Services	967	953	941	1.5%	2.8%
Home Communication Services	1,070	1,164	1,149	(8.1)%	(6.9)%
Eliminations	(135)	(128)	(127)	5.5%	6.8%
Rest of World	4,281	4,333	3,663	(1.2)%	16.9%
Enterprises	3,548	3,604	3,576	(1.6)%	(0.8)%
Legacy networks	1,136	1,276	1,264	(11.0)%	(10.1)%
Mature networks	1,390	1,389	1,385	0.0%	0.4%
Growing networks	177	151	151	16.9%	17.3%
Services	845	788	776	7.4%	9.0%
International Carriers and Shared Services	774	797	780	(2.8)%	(0.8)%
International Carriers	647	692	675	(6.6)%	(4.3)%
Shared Services	127	105	105	21.7%	21.6%
Inter-segment eliminations	(1,184)	(1,294)	(1,295)	-	-
Group total	22,569	22,873	22,144	(1.3)%	1.9%
2nd quarter
France	5,682	5,809	5,816	(2.2)%	(2.3)%
Personal Communication Services	2,769	2,691	2,691	2.9%	2.9%
Home Communication Services	3,219	3,393	3,399	(5.1)%	(5.3)%
Consumer Services	1,966	2,109	2,115	(6.8)%	(7.0)%
Carrier Services	1,125	1,140	1,140	(1.4)%	(1.4)%
Other Home Communication Services revenues	128	144	144	(10.9)%	(11.3)%
Eliminations	(306)	(274)	(274)	-	-
Spain	984	945	945	4.2%	4.2%
Personal Communication Services	813	777	777	4.6%	4.6%
Home Communication Services	171	168	168	2.3%	2.3%
Poland	957	1,007	993	(5.0)%	(3.7)%
Personal Communication Services	497	492	486	0.9%	2.2%
Home Communication Services	530	578	570	(8.3)%	(7.1)%
Eliminations	(70)	(64)	(63)	-	-
Rest of World	2,145	2,180	1,885	(1.6)%	13.7%
Enterprises	1,765	1,802	1,806	(2.1)%	(2.3)%
Legacy networks	555	633	629	(12.2)%	(11.7)%
Mature networks	694	684	691	1.4%	0.3%
Growing networks	92	79	80	15.3%	14.8%
Services	424	405	406	4.7%	4.6%
International Carriers and Shared Services	396	402	394	(1.5)%	0.4%
International Carriers	325	349	341	(7.0)%	(4.8)%
Shared Services	71	53	53	35.2%	33.9%
Inter-segment eliminations	(587)	(653)	(655)	-	-
Group total	11,341	11,491	11,185	(1.3)%	1.4%

appendix 8: key performance indicators of France Telecom-Orange

	June 30, 2011	June 30, 2010
France Telecom-Orange Group
Total number of customers* (millions)	217.348	198.972

Personal Communication Services customers* (millions)	158.363	139.804
- of which contract customers (millions)	52.477	49.298
Home Communication Services broadband customers (millions)	14.032	13.367
- of which IPTV and satellite TV customers (millions)	4.556	3.579
France
Personal Communication Services
Number of customers* (millions)	26.656	26.187
- of which contract customers (millions)	19.025	18.290
Total ARPU (euros)	383	391
Number of MVNO customers (millions)	3.309	2.583
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	18.901	19.961
- of which naked ADSL** customers (millions)	4.193	3.126
ARPU of fixed line subscribers (euros)	34.6	34.8
Number of broadband customers at end of period (millions)	9.371	8.989
ADSL market share at end of period (%)	45.4***	46.6
Number of IPTV and satellite TV customers (millions)	3.896	3.051
Carrier market
Total number of fixed lines in the Carriers market (millions)	10.897	9.582
- of which total unbundling (millions)	8.322	7.139
- of which wholesale naked ADSL rental** (millions)	1.212	1.240
- of which wholesale line rentals (millions)	1.363	1.204
Spain
Personal Communication Services
Number of customers* (millions)	12.221	11.294
- of which contract customers (millions)	7.323	6.823
Total ARPU (euros)	261	265
Home Communication Services
Number of ADSL broadband customers (millions)	1.187	1.083
Number of Voice over IP customers (thousands)	696	540

* Excluding customers of MVNOs ** See glossary *** Company estimate

	June 30, 2011	June 30, 2010
Poland
Personal Communication Services
Number of customers* (millions)	14.535	14.029
- of which contract customers (millions)	6.967	6.791
Total ARPU (PLN)	503	519
Home Communication Services
Total number of fixed lines (millions)	7.562	8.105
Number of ADSL broadband customers (millions)	2.311	2.261
Number of IPTV and satellite TV customers (thousands)	592	453
Rest of World
Personal Communication Services
Number of customers* (millions)	91.550	74.747
- of which contract customers (millions)	12.990	11.663
Number PCS customers by region (millions):
Europe	21.542	21.213
Africa and Middle East	66.976	50.648
Other	3.032	2.886
Home Communication Services
Total number of telephone lines (thousands)	2,256	2,242
- Europe (thousands)	674	672
- Africa and Middle East (thousands)	1,579	1,567
- other (thousands)	3	4
Number of broadband customers at end of period (thousands)	805	638
- Europe (thousands)	150	117
- Africa and Middle East (thousands)	654	520
- other (thousands)	1	1
Enterprise
France
Number of legacy telephone lines (thousands)	4,208	4,607
Number of Business Everywhere customers (thousands)	813	770
Number of accesses to IP networks (thousands)	338	335
- of which IP-VPN (thousands)	272	272
Number of XoIP connections (thousands)	54	40
World
Number of IP-VPN accesses (thousands)	313	320
Everything Everywhere (United Kingdom) **
Personal Communication Services
Number of customers* (millions)	13.402	13.546
- of which contract customers (millions)	6.172	5.731
Total ARPU (£/month, based on quarterly revenues)	18.7	19.2
Home Communication Services
Number of ADSL broadband customers (thousands)	358	399

* Excluding customers of MVNOs.
** Everything Everywhere customer bases are 50% consolidated in the France Telecom-Orange customer bases.

appendix 9: 1st half 2011 highlights

july
18/07/11	United Kingdom - Olaf Swantee Appointed CEO of Everything Everywhere
15/07/11	Group – CANAL+ and Orange announce a proposed editorial, commercial and technology partnership for the Orange Cinema Series TV package june
30/06/11	Group – Transactions carried out as part of a share buyback program and outside a liquidity contract
30/06/11	Group – Interim dividend
22/06/11	Group - TP S.A: penalty imposed on the Company by the European Commission
22/06/11	Group - TP S.A finalized the sale of TP Emitel for PLN 1,725 million
22/06/11	Group – SITA and Orange Business Services join forces to build a global cloud computing infrastructure
15/06/11	Group – France Telecom raises EUR 670 million bonds maturing in 2019 and 2021
09/06/11	Group – Orange launches the African Social Venture Prize
06/06/11	Group – France Telecom – Orange strengthens corporate social responsibility governance and supplements its 2010 CSR report with a CSR magazine may
03/05/11	Group – France Telecom – Orange reports solid first-quarter results, in line with its guidance for 2011 despite intensified pressures in certain markets april
28/04/11	United Kingdom – Everything Everywhere Q1 2011 results: Evolution on track with commercial stability despite market
18/04/11	Group - Deutsche Telekom and France Telecom-Orange to form procurement joint venture
08/04/11	France - Orange France updates its triple play range, introducing Livebox star and Livebox zen
06/04/11	Group - France Telecom-Orange breaks into the TOP 5 in Capitalcom's CSR ranking march
31/03/11	France - France Telecom-Orange signs agreement in France on Strategic Workforce Planning (GPEC)
28/03/11	France – Veolia Water and Orange launch m2o city, a smart metering operator
25/03/11	Poland – TP Group sells TP Emitel for PLN 1.7 billion
14/03/11	Iraq – France Telecom-Orange and Agility to acquire a 44% stake in Korek Telecom, an Iraqi mobile operator currently extending its coverage nationwide
03/03/11	France – Free Mobile and Orange sign a 2G roaming agreement and agree to extend this to 3G networks february
24/02/11	Group - Thanks to its solid commercial performance, France Telecom-Orange achieved its 2010 objectives and confirmed its commitment to organic cash flow of 8 billion euros in 2011
23/02/11	Group – Stéphane Richard named Chairman and Chief Executive Officer of France Telecom-Orange
23/02/11	United Kingdom – Strong contract customer growth and retention as Everything Everywhere moves from integration to mobilisation
11/02/11	Group – Deutsche Telekom and France Telecom-Orange to explore potential areas of cooperation for customer benefit
03/02/11	France – Orange reinforces its Very High-Speed Broadband with a commitment to deploying solutions in every region of France.

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.everythingeverywhere.com

•

www.tp-ir.pl

•

www.orange-business.com

appendix 10: glossary

ARPU - Fixed Services for Consumers: average annual revenues per line for fixed services and internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal Communication Services: average annual revenues per user (ARPU) are calculated by dividing the revenues from mobile services (see "mobile services" below) generated over the past twelve months by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses: external purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

operating cash flow: corresponds to EBITDA minus CAPEX. EBITDA-CAPEX is one of the Group’s management indicators used to monitor its operational performance and those of its operating sectors.

other external purchases: these include overhead, property expenses, service fees and purchases of other services, content purchases, equipment costs and other supplies in inventory, call centre outsourcing expenses and other external consumption, net of capitalized production of goods and services.

revenues from data services (Personal Communication Services): these are revenues from mobile services (see "revenues from mobile services" below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO).

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: by supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 28, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations